SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

iGATE Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45169U 10 5

(CUSIP Number)

December 31, 2011

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 45169U 10 5

(1)	NAMES OF REPORTING PERSONS Sunil Wadhwani
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 10,621,551
(6) SHARED VOTING POWER
(7) SOLE DISPOSITIVE POWER 11,986,675
(8) SHARED DISPOSITIVE POWER 515,000
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,501,675
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.1%
(12)	TYPE OF REPORTING PERSON IN

Item 1	(a).	Name of Issuer:

iGATE Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

6528 Kaiser Drive Fremont, CA 94555

Item 2	(a).	Name of Person(s) Filing:

Sunil Wadhwani

Item 2	(b).	Address of Principal Business Office, or, if None, Residence:

c/o iGATE Corporation Park West Two-Suite 410, 2000 Cliff Mine Road, Pittsburgh, PA 15275

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

45169U 10 5

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

12,501,675

(b) Percent of class:

22.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

10,621,551

(ii) Shared power to vote or to direct the vote:

Not Applicable

(iii) Sole power to dispose or to direct the disposition of:

11,986,675*

(iv) Shared power to dispose or to direct the disposition of:

515,000**

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Sunil Wadhwani

By:	/s/ Sunil Wadhwani
Name	Sunil Wadhwani

Title:	Co-Chairman of the Board of Directors and Director

EXHIBIT A

*	Includes 1,880,124 shares held by two family trusts as to which the Reporting Person serves as a co-trustee with sole investment power and no voting power.

**	Includes 515,000 shares held by a family foundation established by the Reporting Person with shared investment power and sole voting power.